UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DOVA PHARMACEUTICALS, INC.
(Name of Subject Company)

DRAGONFLY ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of

DRAGONFLY HOLDING CORP.
(Parent of Offeror)
And An Indirect Wholly Owned Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)
(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Torbjörn Hallberg
Swedish Orphan Biovitrum AB (publ)
General Counsel and Head of Legal Affairs
Tomtebodavägen 23A
SE-112 76
Stockholm, Sweden
+46 8 697 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Damien R. Zoubek
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Dragonfly Holding Corp., a Delaware corporation, and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova”), for (i) $27.50 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, plus (ii) one contractual contingent value right per Share which represents the right to receive  a contingent payment of $1.50 in cash if a specified regulatory milestone is achieved, pursuant to the Agreement and Plan of Merger, dated as of September 30, 2019, by and among Parent, Purchaser and Dova.

Notice to Investors

The tender offer for the outstanding shares of Dova common stock referenced in this filing and the related exhibit has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell any shares of Dova’s common stock, nor is it a substitute for the tender offer materials that Parent and Dova will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO.  At the time any such tender offer is commenced, Parent will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Dova will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC.  Dova’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Dova’s stockholders should consider prior to making any decisions with respect to such tender offer.  Once filed, stockholders of Dova will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.  Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO.

Forward-Looking Statements

This filing and the related exhibit may contain “forward-looking statements.” Forward-looking statements include all statements that are not historical facts, including, among other things, plans, strategies, expectations for the future, statements regarding the expected timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction and the ability to complete the transaction or to satisfy the various closing conditions. Words such as “anticipate(s)”, “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”, “project(s)”, “believe(s)”, “will”, “aim(s)”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Parent’s current expectations and beliefs, and Parent can give no assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others: the ability to consummate the transaction and to meet expectations regarding the timing and completion of the transaction; the risk that the tender offer is not consummated; the satisfaction or waiver of the other conditions to the completion of the transaction on the terms expected or on the anticipated transaction schedule; the possibility that competing offers may be made; the contingent value right payment; Parent’s ability to achieve the milestone that triggers the contingent value right payment; the financial condition, results of operations and business of Parent and Dova; the risk that Parent may be unable to achieve the anticipated benefits of the transaction; and general economic and market conditions.

The forward-looking statements contained in this document speak only as of the date of this document, and Parent does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation slides made available by Swedish Orphan Biovitrum AB (publ) to employees of Dova Pharmaceuticals, Inc.